STATEMENT OF INVESTMENTS

Dreyfus 100% U.S. Treasury Money Market Fund

September 30, 2008 (Unaudited)

U.S. Treasury Bills--100.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
10/2/08	1.22	135,000,000	134,995,447
10/9/08	0.24	399,000,000	398,978,760
10/16/08	1.63	11,900,000	11,891,963
10/23/08	0.36	606,000,000	605,866,943
10/30/08	1.45	1,000,000	998,832
11/6/08	1.59	165,666,000	165,403,411
11/13/08	1.82	160,000,000	159,654,686
11/20/08	1.45	329,000,000	328,340,208
11/28/08	1.67	1,208,000	1,204,760
12/4/08	1.90	29,000,000	28,902,684
12/11/08	2.10	68,000,000	67,721,148
12/18/08	1.82	20,000,000	19,921,567
12/26/08	1.83	140,000,000	139,393,461
1/8/09	1.36	48,000,000	47,821,800
1/15/09	0.90	1,000,000	997,350
2/26/09	0.80	50,000,000	49,835,555
3/5/09	1.86	87,000,000	86,308,893
3/12/09	1.83	100,000,000	99,185,500
3/19/09	1.00	41,000,000	40,807,528
Total Investments (cost $2,388,230,496)	**100.0%**		**2,388,230,496**
Liabilities, Less Cash and Receivables	**(.0%)**		**(932,632)**
Net Assets	**100.0%**		**2,387,297,864**

At September 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	2,388,230,496
Level 3 - Significant Unobservable Inputs	0
Total	2,388,230,496